EXHIBIT 99.42

October 17, 2011	News Release 11-31

Brucejack Project Update

Vancouver, British Columbia October 17, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to provide the following update on the progress of activities at its high-grade gold Brucejack Project in northern British Columbia.

Exploration

The Brucejack camp is now being expanded and winterized for year-round operations.  A crew and equipment have been mobilized to begin de-watering the 5,300 meters of historic West Zone underground workings.  Once the workings have been de-watered, alternatives for underground access to the Valley of the Kings Zone high-grade gold mineralization will be assessed for potential underground drilling and/or bulk sampling.

Exploration drilling at Brucejack has concluded for the season, with 176 holes completed totalling 72,144 meters.  Assay results for 54 outstanding holes, of which 43 are from the Valley of the Kings Zone, will continue to be reported as they are received.  The update to the Brucejack mineral resource estimate will be completed later this quarter.  Updated corebox.net 3D drill models for the Brucejack exploration zones, including a new drill model for the Valley of the Kings Zone, is now available in the Brucejack Project section of Pretivm’s website.

Engineering

The Preliminary Economic Assessment (PEA) reported in June 2011 contemplates the use of diesel power for the Brucejack high-grade project (see news release June 2, 2011).  A power line study has just been completed which examines the alternatives for routing electric power into the Brucejack Project.  The study covered potential interconnections to the transmission line from the Long Lake hydroelectric power project, to the existing transmission line between Meziadin and Stewart, and to the proposed Northwest Transmission line.  The results of the study will be incorporated into the update of the PEA which is to commence this quarter and is expected to be completed in the first quarter of 2012.

Work continues on the rehabilitation and extension of the access road from Brucejack to Highway 37.  The road is expected to be completed in late 2012.

Condemnation and geotechnical drilling has been conducted in support of a feasibility study. Two condemnation holes have been drilled at the mill site, and a drill has been mobilized to begin further condemnation drilling at the site of the Highway 37 concentrate processing facility.  Geotechnical drilling has included ten holes totalling 610 meters.

Pretivm has acquired additional project claims to support potential project infrastructure. Project claims now total over 90,000 hectares (222,000 acres).  An updated claim boundary map is also available on Pretivm’s website.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.  Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.